Exhibit 99.2

Algoma Steel Announces Final Investment Decision for Electric Arc Steelmaking

November 11, 2021

Positions Algoma for Long-Term Growth as a Leading North American Producer of Green Steel

Dual furnaces to provide more liquid steel to match downstream finishing capacity.

Transformation is expected to reduce carbon emissions by approximately 70%, positioning Algoma for long-term growth in the increasing market for green steel.

SAULT STE. MARIE, Ontario, Nov. 11, 2021 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that its Board of Directors has authorized the Company to construct two new state-of-the-art electric-arc-furnaces (EAF) to replace its existing blast furnace and basic oxygen steelmaking operations. The transformation is expected to reduce Algoma’s carbon emissions by approximately 70%.

Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matched to Algoma’s downstream finishing capacity, and is also anticipated to include new vacuum degassing capability to expand Algoma’s offering of steel plate grades.

“We believe that today’s strategic decision to transition Algoma to electric arc steelmaking represents a win for all of our stakeholders. It is designed to transform Algoma into a more agile and profitable company, positioned for long-term growth as an economic driver and employer of choice in our community. Once complete, it is projected to deliver three million tonnes of annual CO2 reduction, placing the project among the highest impact investments in greenhouse gas reduction in Canada,” said Michael McQuade, Algoma’s Chief Executive Officer. “The Board’s decision recognizes that Algoma’s sustainability and Canada’s path to net zero carbon emissions are aligned. You cannot get to net zero without steel, and in becoming a leading provider of green steel in North America, Algoma intends to be part of the solution.”

“Today’s decision is the outcome of hard work and decisive actions over the past two years,” Algoma Board Chair Andrew Harshaw added. “As a Board, we have a duty to carefully evaluate investments that may benefit long-term growth and create value. We believe that we have done so and are confident about the significant benefits that this transformation is expected to bring for the Company and its stakeholders. I congratulate Mike and the whole Algoma team for arriving at this exciting milestone.”

The Company believes this planned growth investment will provide a number of key competitive and strategic advantages:

•	Lower conversion cost structure more correlated to market pricing drivers

•	Lower carbon tax liabilities

•	Lower sustaining capital investments

•	Flexible production, scalable to market conditions

•	Reduced single furnace risk through dual furnace strategy

•	Enhanced product quality and diversification

•	Positions Algoma as an attractive Environmental, Social, and Governance (ESG) investment

Algoma has employees and leadership with experience constructing and operating EAF steel mills in addition to downstream value-add finishing lines. Coupled with Algoma’s current investments in the Direct Strip Production hot rolling mill and its modernized plate mill project, the Company believes the enhanced capabilities expected to result from the EAF transformation will position Algoma as a competitive, energy-efficient, lower environmental impact steelmaker.

The Company plans to invest approximately CDN$700 million in the EAF transformation, funded with previously announced financing commitments and the proceeds related to the Company’s recently completed merger. Algoma anticipates a 30-month construction phase for the EAF facility, coming online in 2024, and expects to transition away from blast furnace steelmaking thereafter as more electric power on the grid supplying Algoma becomes available.

In preparation for the EAF transition, Algoma has been actively engaging with key stakeholders, including employees, community leaders, suppliers, and union representatives. Algoma is also partnering with regional academia to create a system of multi-generational supports to provide new skills training to Algoma’s current employees and to build career pathways for regional youth in science, technology, engineering and mathematics (STEM) subjects and the trades in preparation for the advanced manufacturing jobs of tomorrow.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it will continue to be your partner in steel.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s planned investment in EAF steelmaking, reduction in carbon emissions and role as a leader in green steel, planned growth, increased profitability, Algoma’s role as a preferred employer in its community, and enumerated competitive and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be delayed or unable to realize its business plans and strategic objectives, including its investment in EAF steelmaking and the corresponding reduction in carbon emissions; the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on our production and financial performance; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectuses filed by Algoma with the Securities and Exchange Commission (available at www.sec.gov) and the Ontario Securities Commission (available under the company’s SEDAR profile at www.sedar.com). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

For Investor inquiries, please contact:

Phone: 705.945.3300

E-mail: IR@algoma.com